Exhibit 8

Suite 2800 1100 Peachtree St.
Atlanta GA 30309-4530
t 404 815 6500 f 404 815 6555
www.KilpatrickStockton.com

October 12, 2004

Liberty National Bancshares, Inc.
1000 Georgia Highway 138
Conyers, Georgia 30013

Ladies and Gentlemen:

        We have been requested to render our opinion expressed below in connection with the proposed merger (the "Merger") of Liberty National Bancshares, Inc. ("Liberty"), a Georgia corporation, with and into United Community Banks, Inc. ("United"), a Georgia corporation, with United being the surviving entity, pursuant to the terms and conditions of that certain Agreement and Plan of Reorganization dated August 24, 2004, (the "Agreement"), by and between Liberty and United. You have also requested that we render an opinion of the tax consequences of the simultaneous proposed merger (the "Subsidiary Merger") of Liberty National Bank, a bank organized under the laws of the United States and wholly-owned subsidiary of Liberty, into United Community Bank, a Georgia bank and a wholly-owned subsidiary of United, with United Community Bank as the surviving entity as set forth in the Agreement. Unless otherwise indicated, terms used herein shall have the same meaning as defined in the Agreement.

        In rendering our opinion, we have examined the Agreement, the Merger Agreement, applicable law, regulations, rulings and decisions.

        Our opinions set forth below are subject to the following assumptions, qualifications, and exceptions:

          A.    During the course of all of the foregoing examinations, we have assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the legal capacity of all individuals, (iv) the conformity to original documents of all documents submitted to us as certified, conformed, or photo static copies, and (v) the authority of each person or persons who executed any document on behalf of another person.

          B.    As to various factual matters that are material to our opinions set forth herein, we have relied upon the factual representations and warranties set forth in the Agreement and related documents. We have not independently verified, nor do we assume any responsibility for, the factual accuracy or completeness of any such representations, warranties, statements, or certificates.

        Based on and in reliance on the foregoing and the further qualifications set forth below, and provided that the Merger is consummated in accordance with the Agreement, it is our opinion that:

  1.
  The Merger and the issuance of shares of United common stock in connection therewith, as described in the Agreement, will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

  2.
  No gain or loss will be recognized by Liberty as a result of the Merger.

  3.
  No gain or loss will be recognized by holders of Liberty common stock upon the exchange of such stock for United common stock as a result of the Merger.

  4.
  With respect to Liberty shareholders who receive all cash in exchange for their Liberty stock, gain or loss will be recognized pursuant to Section 302 of the Code by holders of Liberty common stock upon their receipt of cash for their shares of Liberty common stock.

  5.
  The receipt of cash in lieu of fractional shares by any Liberty shareholders will be treated as if the fractional share were distributed as part of the exchange and then redeemed by United. Capital gain or loss will be recognized in an amount equal to the difference between such cash received and the basis of the fractional share of United common stock treated as surrendered.

  6.
  With respect to Liberty shareholders who receive United common stock and no cash for their Liberty stock, the aggregate tax basis of United common stock received by shareholders of Liberty pursuant to the Merger will be the same as the tax basis of the shares of Liberty common stock exchanged therefor, decreased by any portion of such tax basis allocated to fractional shares of United common stock that are treated as redeemed by United.

  7.
  With respect to Liberty shareholders who receive part United common stock and part cash in exchange for their Liberty stock, gain, if any, but not loss, shall be recognized by holders of Liberty stock pursuant to Sections 354 and 356 of the Code, but not in excess of the total amount of cash received.

  8.
  With respect to Liberty shareholders who receive part United common stock and part cash in exchange for their Liberty stock, the aggregate tax basis of United common stock received by shareholders of Liberty pursuant to the merger will be the same as the aggregate tax basis in all of the shares of Liberty previously held by each such shareholder, (i) decreased by any portion of such tax basis allocated to fractional shares of United common stock that are treated as redeemed by United, (ii) decreased by the amount of cash received by a shareholder in the Merger (other than cash received with respect to fractional shares), and (iii) increased by the amount of gain recognized by a shareholder in the Merger (other than gain recognized with respect to fractional shares).

  9.
  The holding period of the shares of United common stock received by the shareholders of Liberty will include the holding period of the shares of Liberty common stock exchanged therefor, provided that the common stock of Liberty is held as a capital asset on the date of the consummation of the Merger.

  10.
  The Subsidiary Merger will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Code.

  11.
  As a result of the Subsidiary Merger, no gain or loss shall be recognized to any of Liberty National Bank, United Community Bank, Liberty, United or holders of Liberty common stock.

        In general, cash received by holders of Liberty common stock exercising their dissenters' rights will be treated as amounts received from the sale of their shares of Liberty common stock, and (provided that such Liberty common stock is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long term, as appropriate) measured by the difference between the sale price of such Liberty common stock and such shareholder's tax basis in such Liberty common stock.

        We express no opinion as to the following: (a) the tax consequences that might be relevant to a particular holder of Liberty common stock who is subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, persons who do not hold their Liberty common stock as "capital assets" within the meaning of section 1221 of the Code, and persons who acquired their Liberty common stock pursuant to the exercise of options or otherwise as compensation, or (b) other than the validity of the Merger for state law purposes and its qualification as a tax free reorganization under Section 368(a)(1)(A) of the Code, any consequences arising under the laws of any state, locality, or foreign jurisdiction.

        This letter is solely for the information and use of you and the shareholders of Liberty and it is not to be used, circulated, quoted, or referred to for any other purpose or relied upon by any other person for whatever reason without our prior written consent.

Sincerely,
KILPATRICK STOCKTON LLP
By:	/s/ SCOTT M. DAYAN Scott M. Dayan, a Partner